EXHIBIT G

RECENT DEVELOPMENTS
GENERAL
     In 2002, the International Monetary Fund (the ‘‘IMF’’) Executive Board and the Republic agreed on a stand-by arrangement for 2002-2004 (the ‘‘2002-2004 Stand-By Arrangement’’), which provided for international lending of up to SDR1 12.8 billion. During 2002, 2003 and 2004 Turkey drew SDR 11.9 billion (at the time of the release of the eighth tranche under the 2002-2004 Stand-By Arrangement on July 30, 2004, approximately $17 billion) under the 2002-2004 Stand-By Arrangement. At the time of the release of the fifth tranche on August 1, 2003, the IMF also amended Turkey’s principal repayment schedule and, as a result, a total of $4.4 billion of scheduled repayments due in 2004 was deferred to 2005 and a total of $7 billion due in 2005 was deferred to 2006. On September 20, 2004, Turkey and an IMF team began program discussions for a new stand-by arrangement. On December 14, 2004, the discussions between the IMF and Turkey relating to a new stand-by arrangement were completed and an agreement on the draft letter of intent was reached. On April 26, 2005, Turkey submitted a new Letter of Intent and Memorandum of Economic and Financial Policies to the IMF. On May 11, 2005, the IMF Executive Board approved a new three year, SDR 6.66 billion (approximately $10 billion at the time) stand-by arrangement (the ‘‘2005-2008 Stand-By Arrangement’’) to support Turkey’s economic and financial program through May 2008. An amount equivalent to SDR 555.17 million (approximately $837.5 million at the time of the release) was made available immediately. The remaining balance is expected to be distributed in eleven equal tranches over the course of the 2005-2008 Stand-By Arrangement. In connection with the 2005-2008 Stand-By Arrangement, the IMF Executive Board also approved a one-year extension of Turkey’s obligation to repay to the IMF SDR 2.52 billion (approximately $3.8 billion as of May 11, 2005), which amount was to be payable by Turkey in 2006. On June 15, 2005, the head of the IMF mission visiting Turkey announced that an agreement had been reached in principle on a draft letter of intent and the policy actions needed to complete the first program review. Another IMF mission, which visited Turkey between September 8 and September 21, 2005, made progress on a range of key policy issues, including the macroeconomic framework for 2006; plans for implementation of the pending pension reform; measures to strengthen collection of social security contributions; steps to improve tax administration; options for reform of the tax regime; the preparations for launching formal inflation targeting in January 2006; and plans for strengthening the institutional framework for bank supervision. Another IMF mission visited Turkey between October 12, 2005 and October 25, 2005 to continue discussions with the Turkish authorities on progress in the implementation of the 2005-2008 Stand-By Arrangement. On October 25, 2005, it was announced that the IMF mission concluded discussions under the first two reviews of the 2005-2008 Stand-By Arrangement and that an agreement had been reached in principle on a draft letter of intent and on the actions needed to facilitate the IMF Executive Board consideration of the reviews. The first and second reviews were finalized by the IMF Executive Board on December 9, 2005 and thereafter an amount equivalent to SDR 1,110.34 million (approximately $1.58 billion as of December 9, 2005) was made available for release to the Republic.
     In October 2003, the Government and the World Bank agreed on a new Country Assistance Strategy to define a strategic framework for the World Bank’s support to Turkey. The

[1]	The Special Drawing Right, or SDR, serves as the unit of account of the IMF. The value of the SDR in terms of U.S. dollars was SDR 1 = $1.43174 on December 27, 2005.

Board of Directors of the World Bank approved the new Country Assistance Strategy for the 2004-2006 period on November 6, 2003. The Country Assistance Strategy consists of a World Bank lending program of up to $4.5 billion. In 2004, the World Bank committed $1.75 billion, which amount included, among others, the Third Programmatic Financial and Public Sector Adjustment Loan (“PFPSAL-III”) in the amount of $1 billion and a $202.0 million Renewable Energy Loan. PFPSAL-III aims to provide support to the Government’s financial and public sector reform program while ensuring that social programs are adequately funded. The Board of Directors of the World Bank approved PFPSAL-III on June 17, 2004 and the first $500 million tranche of the loan was disbursed on July 5, 2004. The second tranche of $500 million is expected to be released in early 2006, subject to certain conditions. The World Bank has approved seven new Turkish projects with a total funding of $1.8 billion since the beginning of 2005. Negotiations on the gas sector development project with the expected funding of $325 million have been completed. Negotiations on five other projects, including the Programmatic Public Sector Development Policy Loan, with total funding of $1.2 billion are expected to be completed by the end of the first half of 2006. On December 5, 2005, it was announced that the Government and the World Bank agreed to a one-year extension of the Country Assistant Strategy program, which increased the total size of World Bank lending to $6.6 billion for the period 2003-2007.
     Standard & Poor’s raised Turkey’s rating from B (stable outlook) to B+ (stable outlook) on October 16, 2003. On March 8, 2004, Standard & Poor’s outlook for its B+ rating for Turkey was revised from stable to positive. On August 17, 2004, Standard and Poor’s again revised Turkey’s rating from B+ (positive outlook) to BB– (stable outlook). Moody’s outlook for its B1 rating for Turkey was upgraded from negative to stable on October 21, 2003 and from stable to positive on February 11, 2005. On December 14, 2005, Moody’s again upgraded Turkey’s rating from B1 (positive outlook) to Ba3 (stable outlook).
     On January 31, 2004, the Law on the Currency Unit of The Republic (Law No. 5083) was published in the Official Gazette. In accordance with Law No. 5083, a new currency, known as New Turkish Lira or YTL, was introduced on January 1, 2005. The conversion rate of the Turkish Lira to the New Turkish Lira is: TL1,000,000 = YTL1. The subunit of the New Turkish Lira is Yeni Kurus or Ykr; 1 New Turkish Lira is equal to 100 Kurus. Turkish Lira and New Turkish Lira banknotes and coins have been in physical circulation since January 2005. However, beginning on January 1, 2006, old Turkish Lira banknotes will be withdrawn from circulation. The Central Bank will convert old Turkish Lira to New Turkish Lira for a period of ten years. After January 1, 2006 (when old Turkish Lira banknotes are withdrawn from circulation), the word ‘‘new’’ will be eliminated from the name ‘‘New Turkish Lira’’ and the currency of Turkey will again be called Turkish Lira.
     A new Municipalities Law (Law No. 5393) was approved by the Assembly on July 3, 2005, and the law was published in the Official Gazette on July 13, 2005. The Municipalities Law is intended to reorganize the structure, duties and responsibilities of municipalities.
     On September 26, 2004, the Assembly passed the new Turkish Penal Code which is intended to bring the Turkish penal code in line with EU standards. On October 12, 2004, the new Penal Code (Law No. 5237) was published in the Official Gazette, and, on December 17, 2004, the new Code of Penal Procedure (Law No. 5271) was published in the Official Gazette. The new Penal Code has been in effect since June 1, 2005.
     On December 1, 2004, Turkey announced its Pre-Accession Economic Program for the 2005-2007 period. The goals of the program are, among other things, to sustain Turkey’s current growth performance, maintain Turkey’s single digit inflation and further reduce interest rates, further decrease the ratio of net public debt to GNP and bring the budget into balance by the end of the program.
     On December 29, 2004, a Government decree regarding the reduction of value added taxes (‘‘VAT’’) was published in the Official Gazette. In accordance with the decree, the VAT collected from food, education and health products was reduced to 8% from 18% beginning on January 1, 2005.
     On December 30, 2004, the Assembly passed a new law (Law No. 5281) regarding the reduction of income taxes and the simplification of taxation practices on financial instruments. In accordance with the new law, the upper limit of income taxes was reduced by 5% to 40% beginning in 2005, the tax exemption on financial instruments was eliminated and a new tax on financial market instruments was introduced (which will be effective starting on January 1, 2006). On December 31, 2004, Law No. 5281 was published in the Official Gazette.
     Until 2005, the Consumer Price Index (‘‘CPI’’) and Wholesale Price Index (‘‘WPI’’) had been calculated based on the relative increase or decrease in prices since 1997. In January 2005, the State Institute of Statistics introduced the Producer Price Index (‘‘PPI’’) to replace WPI, revised the components of CPI and changed the base year to 2003. While WPI had provided a public/private sector breakdown, PPI is to be calculated for overall sectors, without a breakdown for public/private sector. In addition, new indicators for core inflation, which was previously defined as inflation in the private manufacturing industry, were introduced by the State Institute of Statistics. The new indicators are variations of CPI that exclude certain components (such as CPI excluding seasonal products, CPI excluding raw food products and CPI excluding energy).
     On May 5, 2005 the Assembly adopted Law No. 5345 establishing the Revenue Administration under the Ministry of Finance as a semi-autonomous entity, structured along functional lines and with the local tax offices directly under its control. Responsibility for tax policy is retained by the Ministry of Finance, allowing the Revenue Administration to focus on tax administration. On May 16, 2005, Law No. 5345 was published in the Official Gazette.
     On June 1, 2005, the Law Regarding Amendments to the Execution and Bankruptcy Act (Law No. 5358) was published in the Official Gazette.
     A new Banking Law (Law No. 5411), which is intended to bring the legal framework of banking supervision and regulation in Turkey in line with EU standards, was adopted by the Assembly on October 19, 2005 and published in the Official Gazette on November 1, 2005. The new Banking Law, among other things, establishes stricter criteria for bank ownership, strengthens limitations on lending to related parties, clarifies the scope of permissible bank activities, strengthens the inspection system and places leasing companies, financing companies and consumer finance companies under the supervision of the Banking Regulation and Supervision Agency (the “BRSA”).
     The draft Pension Reform Law is being reviewed by the Planning and Budgetary Commission of the Assembly and is expected to be adopted by the Assembly in February 2006.
POLITICAL CONDITIONS
     The following table sets forth the composition of the Assembly by total number of seats as of December 28, 2005:

Political Party	Number of Seats
Justice and Development Party (AKP)	357
Republican People’s Party (CHP)	154
Motherland Party (ANAP)	22
Social Democrat People’s Party (SHP)	4
True Path Party (DYP)	4
People’s Ascent Party (HYP)	1
Independents (no party affiliation)	4
     The most recent local elections for municipalities were held on March 28, 2004. The Justice and Development Party (AKP) received 41.7% of the votes cast for the seats in city councils of the municipalities and was able to secure the mayoral position in 57 out of 81 cities. The Republican People’s Party (CHP) received 18.2% of the votes cast for the seats in city councils and won mayoral positions in 9 cities. The Nationalist Action Party (MHP) and the True Path Party (DYP) received 10.5% and 10.0% of the votes, respectively.
     On February 15, 2005, the Minister of Culture and Tourism, Mr. Erkan Mumcu resigned from both the Cabinet and the ruling AKP. On April 2, 2005, Mr. Mumcu was elected as the leader of the ANAP. On June 2, 2005, three ministers of the Cabinet (the Minister of Agriculture, the Minister of Public Works and the Minister Responsible for the Status of Women) resigned from the Cabinet. Their respective replacements were appointed on the same day.
KEY ECONOMIC INDICATORS
•	In the first quarter of 2004, gross national product (“GNP”) grew by an estimated 13.9%, compared to the same period in 2003. In the second quarter of 2004, GNP grew by an estimated 15.7%, compared to the same period in 2003. In the third quarter of 2004, GNP grew by an estimated 5.7%, compared to the same period in 2003. In the fourth quarter of 2004, GNP grew by an estimated 6.6%, compared to the same period in 2003. In 2004, GNP totalled TL428.9 quadrillion, which represents a real increase of 9.9% as compared to 2003. GNP grew by an estimated 5.3%, 3.4% and 7.3% in the first, second and third quarters of 2005, respectively, compared to the corresponding periods in 2004.

•	For the month of November 2005, CPI increased by 1.40% and PPI decreased by 0.95%.

•	Turkey’s PPI and CPI for the November 2004 — November 2005 period were 1.60% and 7.61%, respectively. Year-end CPI for 2004, which was 9.3%, was less than the revised official target of 10% for the year 2004. The official CPI year-end target for 2005 is 8%.

•	On December 27, 2005, the Central Bank foreign exchange buying rate for U.S. dollars was YTL1.3433 per U.S. dollar, compared to an exchange buying rate of TL1,352,700 per U.S. dollar on December 27, 2004.

•	On December 13, 2005, the Government offered an interest rate of 14.75% for 91-day Treasury bills, compared to an interest rate of 21.40% for 91-day Treasury bills on December 13, 2004.

•	The industrial production index rose by 7.0% in October 2005, compared to an increase of 0.8% in October 2004. The industrial production index rose by 10.6% in the first quarter of 2004, by 16.2% in the second quarter of 2004, by 8.5% in the third quarter of 2004 and by 4.7% in the fourth quarter of 2004. The industrial production index rose by 6.2% in the first quarter of 2005 and by 3.0% in the second quarter of 2005 and by 4.5% in the third quarter of 2005.
•	Beginning in January 2005, the State Institute of Statistics has published a household labor force figure each month based on the average of three months (i.e., the January 2005 figure covers the December 2004 – February 2005 period). The unemployment rate was 11.5% for January 2005, 11.7% for February 2005, 10.9% for March 2005, 10.0% for April 2005, 9.2% for May 2005, 9.1% for June 2005, 9.1% for July 2005, 9.4% for August 2005 and 9.7% for September 2005. The total unemployment was estimated to be 2,697,000 in January 2005, 2,750,000 in February 2005, 2,594,000 in March 2005, 2,439,000 in April 2005, 2,294,000 in May 2005, 2,305,000 in June 2005, 2,317,000 in July 2005, 2,381,000 in August 2005 and 2,423,000 in September 2005.

•	The unemployment rate was 12.4% in the first quarter of 2004, 9.3% in the second quarter of 2004, 9.5% in the third quarter of 2004 and 10.0% in the fourth quarter of 2004. The annual unemployment rate decreased to 10.3% in 2004 from 10.5% in 2003.

•	On October 15, 2004, it was announced that the salaries of civil servants would be raised by an average of 10.7% in 2005. On December 28, 2004, it was announced that the minimum wage would be increased by 10% in 2005. Negotiations between the Government and the public sector workers’ union regarding wage increases for public sector workers were completed on July 5, 2005. It was announced that the wages of public sector workers would be increased by 10% for the year 2006 and by 3% for each six-month period in 2007. On August 30, 2005, it was announced that the salaries of civil servants would be increased by 2.5% for each six-month period in 2006. On December 21, 2005, it was announced that the minimum wage would be increased by 8.65% in 2006.

•	On December 5, 2005, the Central Bank announced its framework for inflation targeting and the monetary policy details for the year 2006. It announced that the inflation target would be a ‘point target’ based on CPI with a band of 2% in either direction. The point target rates are 5% for the year 2006 and 4% for the years 2007 and 2008, respectively. The Monetary Policy Committee (“MPC”) will meet during the third or fourth week of each month and the interest rate decision will be made publicly available the same day as the MPC meeting. The Central Bank will also publish a quarterly inflation report, beginning in the last week of January 2006.
TOURISM
•	Net tourism revenue was approximately $13.4 billion in 2004.

•	From January to October 2005, net tourism revenues increased by approximately 16.3% to $14.3 billion from approximately $12.3 billion during the same period in 2004.

•	From January to November 2005, the number of foreign visitors visiting Turkey increased by approximately 20.9% to approximately 20,263,050 foreign visitors from approximately 16,759,047 foreign visitors during the same period in 2004.
FOREIGN TRADE AND BALANCE OF PAYMENTS
     The total trade deficit for 2004 was approximately $23.9 billion. Between January and October 2005, the trade deficit amounted to approximately $27.0 billion, as compared to approximately $18.9 billion in the same period of 2004. In 2004, the current account deficit was approximately $15.7 billion, or approximately 5.1% of GNP. During the period of January-October 2005, the current account deficit increased by 58.4% over the same period in 2004, from approximately $10.8 billion to approximately $17.1 billion.
     As of December 2, 2005, total gross international reserves were approximately $69.8 billion (compared to $58.7 billion as of December 31, 2004), commercial bank reserves and special finance house reserves were approximately $20.4 billion (compared to $21.1 billion as of December 31, 2004) and gold reserves were approximately $1.8 billion (compared to $1.6 billion as of December 31, 2004). As of December 16, 2005, Central Bank reserves were approximately $49.9 billion, compared to approximately $36 billion as of December 31, 2004.
     As of December 26, 2005, the Central Bank held approximately YTL1,237 million in public sector deposits.
PUBLIC FINANCE AND BUDGET
•	For the year ended December 31, 2004, total budget expenses were TL141,020,860 billion and total revenues were TL110,720,859 billion.

•	From January to November 2005, consolidated budget expenditures were approximately YTL126,705 million and consolidated budget revenues were approximately YTL121,259 million, compared to approximately TL123,117 trillion and TL98,723 trillion during the same period in 2004, respectively.

•	From January to November 2005, the consolidated budget deficit was approximately YTL5,446 million, compared to TL24,394 trillion during the same period in 2004.

•	From January to November 2005, the primary surplus reached approximately YTL35,985 million, compared to TL27,906 trillion during the same period in 2004.

•	For the year ended December 31, 2004, the primary surplus for consolidated budget amounted to TL26,188 trillion, or approximately 6.1% of GNP.

•	On October 17, 2004, the Council of Ministers submitted the draft budget for 2005 to the Assembly. The Assembly passed the 2005 budget on December 27, 2004, and the budget was published in the Official Gazette on December 31, 2004. The 2005 budget targets GNP growth of 5.0%, a 6.5% primary surplus/GNP ratio for the public sector and 8.0% WPI and CPI rates at the end of 2005.

•	On October 17, 2005, the Council of Ministers submitted the draft of the first multi-annual budget for the 2006-2008 period to the Assembly. The draft budget includes 5% targets for the CPI and PPI rates and a 6.5% target for the primary surplus/GNP ratio for the public sector at the end of 2006. The Assembly passed the 2006 budget on December 27, 2005.

•	In January 2005, Turkey announced its 2005 financing program. According to the 2005 financing program, Turkey expects to repay a total of approximately YTL200.3 billion of debt in 2005, of which approximately YTL176.5 billion constitutes domestic debt and approximately YTL23.8 billion constitutes external debt service. The total borrowing target for Turkey in 2005 is approximately YTL172.6 billion, of which approximately YTL154.4 billion would consist of domestic borrowing and approximately YTL18.2 billion would consist of external borrowing. Of the YTL18.2 billion of external borrowing expected in 2005, YTL7.9 billion is expected to be raised through bond issuances, YTL7.4 billion from international financial institutions and YTL2.9 billion through project financing. Other sources of funds in 2005 are expected to consist of primary surplus (which is targeted to yield YTL25.5 billion), privatization revenues (which is targeted to yield YTL1.5 billion) and collections from guaranteed receivables (which is targeted to yield YTL0.7 billion).
PRIVATIZATION
     The Government’s plans for privatization include, among others, Turk Telekom, Petkim (a petrochemicals company), Tupras (a petroleum refining company), Turkish Airlines, Cyprus Turkish Airlines, Tekel (tobacco unit), ERDEMIR (a steel company), certain sugar factories, the Istanbul Stock Exchange, the Istanbul Gold Exchange and the National Lottery Organization, as well as the transfer of operational rights on certain highways, ports and Bosphorus bridges and the privatization of Halk Bank and Ziraat Bank and certain hotels and energy generation and distribution companies. Although the Government’s target for privatization revenues in 2003 was $4 billion, revenues from privatizations for the year 2003 were approximately $171.6 million. Revenues from privatization were approximately $1.3 billion in 2004. As of December 28, 2005, revenues from privatization are approximately $2.7 billion.
     The advisor for the privatization of Turk Telecom was selected in August 2002. Two separate decrees for the privatization of Turk Telecom were approved by the Council of Ministers on May 9, 2003 and were submitted to President Sezer for his review. On November 13, 2003, the Council of Ministers passed a decree relating to the sale of Turk Telecom, which stated that minimum 51% of the shares of Turk Telecom will be offered as a block sale of shares, while the remaining shares could be privatized through various other privatization methods including a public offering. On June 16, 2004, the Assembly enacted a law permitting the sale of a majority of the shares of Turk Telecom to be sold to foreign investors. The formal tender process for the block sale of 55% of Turk Telecom commenced with the tender announcement on November 25, 2004. On July 1, 2005, Oger Telecoms Joint Venture Group submitted the highest bid for 55% of the shares of Turk Telecom in the amount of $6.55 billion. The results of the tender were approved by the Council of Ministers and were published in the Official Gazette on August 2, 2005. The Turk Telecom privatization was completed when the share transfer agreement was signed on November 14, 2005.
     On April 15, 2005, 34.5% of the shares of Petkim were sold in a secondary public offering for $273.7 million.
     An announcement for the block sale of 65.76% of the public shares of Tupras was made on June 7, 2003. Final negotiations were held in January 2004. The tender was won by Efremov Kautschuk GMBH, which submitted the highest bid, for approximately $1.3 billion. On June 3, 2004, the Ankara Administrative Court cancelled the decision of the tender commission to privatize 65.76% of public shares in Tupras and, on November 26, 2004, the Council of State approved the Ankara Administrative Court ruling. On March 4, 2005, the Privatization Administration completed the block sale of 14.76% of the shares of Tupras to foreign investors. On April 29, 2005, the Privatization Administration announced a tender for the block sale of an additional 51% of Tupras shares. On September 12, 2005, it was announced that a consortium led by Turkish conglomerate Koc Holding made the highest bid, which totaled $4.14 billion. The Koc Holding bid was approved by the Privatization High Council on November 7, 2005.

     The Privatization Administration announced the tender for the privatization of the tobacco unit of Tekel on December 13, 2004. The original bidding deadline for the tender was postponed from February 18, 2005 to March 4, 2005 and, subsequently, to April 8, 2005. On April 8, 2005, the privatization of the tobacco unit of Tekel was cancelled because no offer was received.
     On May 18, 2005, the Privatization Administration made a tender offer announcement for the sale of two of Tekel’s buildings (twin towers) in Ankara. The Union of Chambers and Commodity Exchanges in Turkey (TOBB) won the tender in July 2005 by submitting the highest bid in the amount of $100 million.
     The preliminary tender period for the privatization of state-run Turkish Airlines, by way of a public offering, began on November 17, 2004. The public offering of 23% of the shares of Turkish Airlines was completed on December 3, 2004.
     The Privatization Administration announced a tender for the privatization of motor vehicles inspection stations on September 23, 2004. The highest bid in the amount of $ 613.5 million was submitted by AKFEN-Dogus-Tuvsud OGG. The bid was approved by the Privatization High Council, but the Council of State halted implementation of the Competition Board’s verdict on November 9, 2005.
     On May 24, 2005, the Privatization Administration announced the tender for the block sale of 46.12% of the shares of ERDEMIR (Eregli Demir ve Celik Fabrikalari A.S), Turkey’s biggest steel company. On October 4, 2005, it was announced that the tender was won by OYAK, a pension fund for the Turkish military, which submitted the highest bid in the amount of $2.77 billion. On November 24, 2005, the Competition Board approved the block sale of 46.12% of the shares of ERDEMIR to OYAK.
     Between November 9 and 11, 2005, 25.18% of the shares of Turkiye Vakiflar Bankasi T.A.O. (“Vakifbank”) were sold (with the greenshoe option fully exercised) through an initial public offering, which raised YTL1.74 billion (approximately $1.27 billion). The publicly-held shares of Vakifbank began to trade on the Istanbul Stock Exchange on November 18, 2005.
     Other significant privatizations completed in 2005 include the block sale of all the shares of Atakoy Tourism, Atakoy Hotel and Atakoy Marina held by the Privatization Administration for $120.25 million on February 28, 2005, the block sale of all the shares of Eti Aluminium for $305 million on July 29, 2005, the block sale of 50% of the shares of Cyprus Turkish Airlines for $33 million on September 9, 2005 and the asset sale of the Istanbul Hilton Hotel for $255.5 million on November 15, 2005.
     Other significant privatizations at the approval or contract stage include the transfer of operational rights of the Mersin ($755 million) and Iskenderun ($80 million) ports and the asset sales of Buyuk Efes ($121.5 million) and Buyuk Ankara ($36.8 million) hotels.
     Several privatizations that are currently in the approval stage are being challenged in Turkish courts. Such legal challenges can cause delays in the privatization process and may, on occasion, as in the case of the sale of 65.76% of the shares in Tupras to Efremov Kautschuk GmbH in 2003-2004, lead to the cancellation of the previous privatization decisions.
BANKING SYSTEM

     As of June 24, 2005, the Savings and Deposit Insurance Fund (“SDIF”), had taken over 22 private banks since 1997.
     On July 17, 2004, the Assembly passed Law No. 5230 (published in the Official Gazette on July 31, 2004), which called for the merger of Pamukbank with the state-owned bank Halkbank, which merger was finalized on November 17, 2004.
     In order to settle and reschedule the debts of Cukurova Group and to accelerate the sales process for Yapi Kredi Bank, three separate supplementary agreements were executed: one between Yapi Kredi Bank and the Cukurova Group dated July 20, 2004; one between SDIF and the Cukurova Group dated August 4, 2004; and one between BRSA and the Cukurova Group dated August 5, 2004. While the agreements signed by each of the SDIF and Yapi Kredi Bank with Cukurova Group consist of a repayment protocol concerning the restructuring of the debt, the agreement between BRSA and Cukurova Group aims to solve the ownership problem of the Yapi Kredi Bank and accelerate the sale process. Cukurova Group failed to pay the first required installment to Yapi Kredi under the supplementary agreement dated July 20, 2004. As a result, the supplementary agreement was annulled and the former agreement between the parties, dated December 31, 2002, was reinstituted. The agreements between Cukurova Group and each of the BRSA and SDIF, which were signed in August 2004, remain in effect. In January 2005, it was announced that Cukurova Group and Koc Finansal Hizmetleri A.S. (‘‘KFH’’) signed a protocol to begin talks regarding a potential sale of the shares of Yapi Kredi Bank. UniCredito Italiano S.p.A. acquired a 50% stake in KFH in 2002. On May 8, 2005, Cukurova Group and KFH entered into a definitive share purchase agreement for the purchase of 57.42% of the shares of Yapi Kredi Bank held by Cukurova Group and the SDIF. On August 11, 2005, it was announced that BRSA approved the transfer of Yapi Kredi Bank shares to KocBank and, on September 28, 2005, it was announced that Kocbank completed the acquisition of 57.4% of shares of Yapi Kredi Bank. The remaining debt of the Cukurova Group to Yapi Kredi Bank is expected to be repaid over the next 10 years. On November 25, 2005, it was announced that Cukurova Group made an early repayment of approximately $947.2 million of its outstanding debt to SDIF.
     The SDIF is continuing its efforts to recover claims and sell off assets inherited from banks taken over by the SDIF. As of April 11, 2005, the SDIF had already signed protocols with 11 former owners of failed banks regarding the settlement of their debts to the SDIF. The SDIF has begun selling non-related party loans of failed banks through loan auctions, and is also taking steps to dispose of its holdings of shares in companies and other assets taken over by the SDIF, including the media assets, the cement factories and a mobile-phone operator, Telsim, previously owned by the Uzan Group, the former owner of Imar Bank. The tender for Star TV was held on September 26, 2005 and the tender was won by Isil Televizyon Yayinciligi (owned by Dogan Yayin Holding) which submitted the highest bid of $306.5 million. The tenders for nine cement factories were held in October 2005 and the highest bids totaled $1.07 billion. On December 21, 2005, the Competition Board approved the sale of eight of the nine cement factories for approximately $945 million. The tender for the ninth plant (Gaziantep cement plant) was rejected due to competition concerns, though it was later announced that a new tender is planned for the Gaziantep cement plant. The tender for Telsim held on December 13, 2005 was won by Vodafone, which submitted the highest bid of $4.55 billion.
DEBT
     The Central Government’s total domestic debt stock was approximately YTL243.8 billion as of November 2005, compared to TL224.5 quadrillion as of December 2004.

     During the period from January — December 2005, the average maturity of Turkish internal public debt was 27.4 months, compared to 14.7 months in the same period in 2004. The average annual interest rate on internal public debt in local currency on a compounded basis was 17.1% as of December 2005, compared to 25.6% in the same period in 2004.
     As of December 31, 2003, the external debt was $145.3 billion, of which $23.0 billion was short-term debt. As of December 31, 2004, the total outstanding external debt was $161.8 billion, of which $31.9 billion was short-term debt. The outstanding external debt of Turkey was approximately $160.0 billion at the end of the first quarter of 2005 and approximately $161.8 billion at the end of second quarter of 2005.
     Since December 31, 2004, Turkey has issued the following external debt:
•	$2 billion of global notes on January 24, 2005, which mature on February 5, 2025 and have a 7.375% interest rate.

•	EUR1 billion of Eurobonds on February 16, 2005, with a maturity of twelve years and a 5.5% interest rate.

•	$1.25 billion of global notes on June 7, 2005, which mature on June 5, 2020 and have a 7.00% interest rate.

•	EUR650 million of Eurobonds on July 6, 2005, with a maturity of seven years and a 4.75% interest rate.

•	$750 million of global notes on November 23, 2005, which mature on March 15, 2015 and have a 7.25% interest rate.

•	EUR350 million of Eurobonds on December 14, 2005, with a maturity of seven years and a 4.75% interest rate.
     The aggregate amount of scheduled repayment of principal and interest on the medium-term and long-term external debt of Turkey as of June 30, 2005 was $17.7 billion, $31.7 billion and $22.5 billion for 2005, 2006 and 2007, respectively.
INTERNATIONAL RELATIONS
     As a result of the war against Iraq, neighboring countries, including Turkey, have experienced and may continue to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures. Turkey continues to be affected by the consequences of conflicts in other countries in the Middle East, including Iraq, and has been the victim of isolated terrorist attacks.
     The European Council’s parliamentary assembly removed Turkey from its human rights monitoring list on June 22, 2004. The ninth EU harmonization package was submitted to the Assembly on June 24, 2004. Turkey’s level of progress towards alignment with the Accession Partnership in the context of National Program has been welcomed by the EU. On October 6, 2004, the European Commission, the EU’s executive arm, published a progress report on Turkey’s eligibility to begin EU accession negotiations. The report concluded that Turkey had sufficiently fulfilled the Copenhagen political criteria and recommended that accession negotiations be opened, provided that certain conditions, including the enactment of key legislation, are satisfied.
     On December 17, 2004, the European Council announced that Turkey had sufficiently fulfilled the Copenhagen political criteria to open accession negotiations, provided that six specific pieces of legislation are implemented. Moreover, the European Council invited the European Commission to present to the European Council a proposal for a framework for accession negotiations with Turkey, with a view towards opening such accession negotiations on October 3, 2005. The first draft of the framework for the accession negotiations was released by the European Commission on June 29, 2005. On October 3, 2005, the European Council approved the framework for negotiations on Turkey’s accession to the EU enabling the negotiations to begin immediately. According to the negotiating framework, although the shared objective of the negotiations is accession, these negotiations are an open-ended process, the outcome of which cannot be guaranteed beforehand. The European Commission will undertake a formal process of examining the acquis, the detailed laws and rules adopted on the basis of the EU’s founding treaties, called ‘screening’ to assess the state of preparations of Turkey for opening negotiations in specific areas. For the purposes of screening and subsequent negotiations, the acquis will be broken down into 35 chapters, each covering a specific policy area. The screening process started with the “Science and Research” chapter on October 20, 2005. On November 9, 2005, the European Commission released the 2005 Progress Report on Turkey, which contains a detailed analysis of Turkey’s progress in preparing for membership. Among its conclusions, it notes that political transition is ongoing in Turkey and Turkey continues to sufficiently fulfill the Copenhagen political criteria. While important legislative reforms are now in force, the pace of change has slowed in 2005 and implementation of the reforms remains uneven. With respect to Turkey’s economy, the Progress Report concludes that Turkey can be regarded as a functioning market economy as long as it firmly maintains its recent stabilization and reform achievements. With respect to Turkey’s ability to adopt and implement the EU legal order, the Progress Report notes that there has been some, though uneven, progress since 2004.
     On June 13, 2005, the EU Ministers of Foreign Affairs approved a protocol extending Turkey’s Customs Union to ten new member states (“Member States”) of the EU. The signing of this protocol was one of the preconditions for the commencement of accession negotiations. On July 29, 2005 the Government signed the protocol and released a unilateral declaration stating that execution, ratification and implementation of this protocol does not constitute a recognition of the Republic of Cyprus referred to in the protocol, nor does it prejudice Turkey’s rights and obligations under the Treaty of Guarantee, the Treaty of Alliance, and the Treaty of Establishment of 1960. In response, a declaration by the European Community and its Member States acknowledged Turkey’s execution of the protocol in accordance with the conclusions of the European Council and expressed regret that Turkey had made the unilateral declaration regarding Cyprus.
     The UN Secretary General submitted the final text of the Annan plan for Cyprus in March 2004. The Annan plan (which calls for the eventual reunification of the island) was put to separate and simultaneous referenda in Cyprus on April 24, 2004. While the Greek Cypriots rejected the Annan plan (75.8% against), the Annan plan was approved by 64.9% of Turkish Cypriots. Since the date of the referenda, numerous international organizations led by the UN and the international community have applauded the Turkish Cypriot people’s affirmative vote and have called for the immediate restoration of their direct economic, trade and cultural activities internationally. Some developments in that direction have already taken place.

     In September 2003, the United States and Turkey agreed upon the terms of up to $1.0 billion in grants for Turkey, which could be used to support up to $8.5 billion in direct loans or loan guarantees. On March 24, 2005, Turkey announced that it did not intend to make use of the loan package for the 2005-2007 period.